 FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of Dec. 2007

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

April 15, 2008

Ref: Banco Santander Chile Announcement of Annual Dividend

Please be informed that at the Shareholders’ Meeting to be held on April 22, 2008, the shareholders will be asked to approve a dividend of Ch$1.06460279 per share, which if approved will be paid in Chile on April 23, 2008 and the record date in the Chilean market would be April 17, 2008. The ex-div. date in Chile will be April 18, 2008.

In the NYSE the record date is April 17, 2008 and the ex-div. date is April 15, 2008.

The net dividend payable after withholding tax will be the following:

Amount per share (Chilean pesos)
Gross Dividend	Ch$1.06460279
Net Withholding Tax (21.886848123%)	Ch$0.23300800
Net Dividend Payable	Ch$0.83159479

Robert Moreno
Manager
Investor Relations Department

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

Date: April 15, 2008	By:	/s/ Gonzalo Romero A.
Name: Gonzalo Romero A.
Title: General Counsel

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